UniCredit

07024247

SEC MAIL PROCESSING
RECEIVED
JUN 06 2007
WASH. D.C. 186 SECTION

File No. 82 - 3185

Messrs.
UNITED STATES SECURITY AND EXCHANGE COMMISSION
FILING DESK
450 Fifth St. N.W. Judiciary Plaza
20549 Washington D.C. U.S.A.

Milan, June 4th, 2007

SUPPL

Re: Rule 12g3-2 (b) "Home Country Information" exemption

Dear Sirs,

We are pleased to send you, attached, a copy of the Notice of the Calling the Ordinary and Extraordinary Shareholders Meeting of UniCredito Italiano, which will be published in the Official Gazette of the Italian Republic on June 5th, 2007.

The above Notice will be also published in the "Sole 24 Ore", "La Repubblica", (Italian edition), in the "Financial Times" (European edition), in the "Frankfurter Allgemeine Zeitung" and in the "Wertpapier-Mitteilung" (German edition) on June 5th 2007.

With kindest regards, we remain,

Yours faithfully,

PROCESSED
JUN 12 2007
THOMSON FINANCIAL

UniCredito Italiano
Direzione Centrale

Corporate Affairs

Leo

UniCredit S.p.A.

Via San Protaso, 3
20121 Milano MI
Tel. 02.88621
e-mail info@unicredit.it

A Joint Stock Company - Registered Office in Genoa - Via Dante, 1 - Head Office in Milan – Piazza Cordusio; Registered with the Genoa Courts in the Companies Register, fiscal code and VAT number 00348170101; Registered in the Register of Banking Groups and Parent Company of the UniCredito Italiano Banking Group registered with code 3135.1 - Member of the Interbank Fund for Deposit Protection Capital: € 5,222,465,096.50 fully paid up.

NOTICE OF CALL (*)

The Shareholders of UniCredito Italiano are hereby convened to an Ordinary and Extraordinary Shareholders' Meeting to be held in Genoa, Via Dante 1, on 28th July 2007 at 9,00 am, and, if necessary, with regard to the extraordinary session, in second call, on 29th July 2007 at 8,30 pm in the same location. If the necessary quorum is not reached, the Shareholders' Meeting is convened in second call for the ordinary session and in third call for the Extraordinary session, on 30th July 2007 in Genoa at 10.00 am at the same location, to discuss and to resolve on the following

AGENDA

Ordinary Part

1. Appointment of a Director.

Extraordinary Part

1. Approval of the merger plan concerning the merger by way of incorporation into UniCredit S.p.A. of Capitalia S.p.A. pursuant to articles 2501 and the following of the Italian Civil Code and subsequent amendments of the Articles of Association;
2. Authorization to allocate part of the own shares held by UniCredit to service the 425,000 option rights to be assigned in favour of managing directors (not employees) of Capitalia Group's companies in exchange for an equal number of warrants previously attributed to them, for this purpose changing the allocation of the such own shares resolved by the Shareholders' Meeting of UniCredit of 16th December 2005;
3. Amendments of Section 27, sub 2 and 3, of Section 28, sub 1, 2 and 3, and of Section 32, sub 1, of the Articles of Association.

The Directors' report related to the item on the Agenda on the Ordinary part will be available pursuant to the terms of the law at the Company's Registered Office and the Head Office, as well as at Borsa Itlaliana S.p.A. and will be also available on the Company's website at www.unicreditgroup.eu. This documentation may be examined by the Shareholders.

Concerning this, it is pointed out that the Company, in line with the guidelines of the Corporate Governance Code of the Listed Companies, would appreciate that the possible candidatures for the office of directors be deposited with the registered office, together with their curricula vitae, at least 15 days prior to the scheduled Shareholders' Meeting.

The documentation related to the envisaged Transaction pursuant to Art. 2501 septies of the Italian Civil Code (the merger project and related attachments, the Directors' report, the financial statements and the experts' valuation on the adequacy of the exchange ratio) is made available to Shareholders at the Company's Registered Office and Head Office as well as at Borsa Italiana S.p.A. pursuant to art. 2501 septies of the Italian Civil Code during the 30 days preceding the Meeting. This documentation is also made available in the same terms on the Company's website at www.unicreditgroup.eu. No later than 18th July 2007, the Information Document (documento informativo) relating to the merger pursuant to Art. 70 of Consob

Regulation on Issuers (Regolamento Emittenti) will be made available in the same manner. Shareholders can require for copy of the above documentation.

Please be also informed that Banca D'Italia was provided with the request of authorization for implementing the merger transaction and for adopting the amendments to the Company's Articles of Association. The proceedings for the issuing of such authorizations by the Supervision Authority is at the time of the publication of the present notice in progress.

Under article 12 of the Company's Articles of Association and article 3 of its Shareholder Meeting Regulations, meetings may be attended by those holders of ordinary shares who display a copy of the notification that Monte Titoli participant issued to the Company and which, in compliance with applicable law, are obliged to make available to them. It has been recalled that, in accordance with article 12 of the company's Articles of Association, the company must receive the notification sent by Monte Titoli participant at least two days prior to the date set for the first call of the Meeting.

Dieter RAMPL

(CHAIRMAN OF THE BOARD OF DIRECTORS)

Shareholders are kindly invited to arrive earlier than the scheduled time in order to facilitate the preliminary proceedings and to commence the meeting on time.
Shareholders wishing not to attend personally can be represented by a proxy (more than one proxy for the same shareholder is not permitted). As provided for by article 13 of the company's Articles of Association, "except where otherwise governed by current laws on proxy voting, shareholders with the right to attend shareholders' meetings may be represented by third parties (whether shareholders or not), pursuant to section 2372 of the Italian Civil Code".

(*) *Convenience translation: the present translations is provided for information purposes only.*

END